77d
Legg Mason Partners Global Equity Fund. As of October 1, 2006, the name of the fund was changed from "Legg Mason Partners International Large Cap Fund" to "Legg Mason Partners Global Equity Fund" and the investment policy of the fund was changed to a global strategy, permitting an increased investment in U.S. securities (investing "primarily in the common stock of U.S. and non-U.S. issuers, particularly issuers located in countries included in the MSCI World Index"). Under normal circumstances the fund invests at least 80% of its assets in equity and equity-related securities. Previously, the fund invested primarily in the common stock of foreign companies, including companies in developing countries and under normal circumstances invested at least 80% in large cap securities. In addition, in connection with the change in the fund's investment policy, the fund's benchmark was changed from the MSCI EAFE Index to the MSCI World Index to better reflect the fund's new investment strategies. The MSCI World Index is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance. As of June 30, 2006, the MSCI World Index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. As of 6/30/06, the World Index was approximately 50% weighted in the securities of U.S. issuers.